New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Hillary Coleman

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4733 tel 212 701 5733 fax hillary.coleman@davispolk.com

June 16, 2020

Re:	Grayscale Ethereum Trust (ETH)

Draft Registration Statement on Form 10-12G

Submitted April 17, 2020

CIK No. 0001725210

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sandra Hunter Berkheimer, Legal Branch Chief

David Lin, Staff Attorney

John Spitz, Staff Accountant

Michael Volley, Staff Accountant

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company (the “Sponsor”) and the sponsor of Grayscale Ethereum Trust (ETH) (the “Trust”), a Delaware Statutory Trust, this letter sets forth the Sponsor’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated June 2, 2020 (the “Comment Letter”). On April 17, 2020, the Sponsor confidentially submitted a draft registration statement on Form 10-12G (the “Draft Registration Statement”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission relating to the registration of the Trust’s Shares pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. The Sponsor has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1.

Draft Registration Statement on Form 10-12G

Cover Page

1.

We note your disclosure on the cover page and throughout the information statement that the “investment objective of the Trust is for the Shares (based on ETH per Share) to reflect the value of ETH held by the Trust, as determined by reference to the Index Price..., less the Trust’s expenses and other liabilities.” However, we also note that your Shares trade at, and have historically traded at, a substantial premium over the Digital Asset Holdings per Share. Please revise the cover page to disclose that an investment in the Shares does not constitute a direct investment in ETH. Please also revise the cover page to disclose that the Shares have traded at a substantial premium over the Digital Asset Holdings per Share and that the Trust has been unable to meet its investment objective and may be unable to do so for the foreseeable future. Please also add prominent Risk Factor disclosure regarding the same and make corresponding revisions throughout wherever you describe the Trust’s investment objective, purpose or design.

Response: The Sponsor has revised the disclosure on the cover page and pages 3-5, 24-25, 66-67 and 73 of Exhibit 99.1 to Amendment No. 1 in response to the Staff’s comment.

Summary, page 4

2.	Please consider including a recent developments section in the Summary, as applicable, to address any recent events having a material impact on the Trust or an investment in the Trust.

Response: The Sponsor has added a Recent Developments section on pages 8-9 in the Summary of Exhibit 99.1 to Amendment No. 1 in response to the Staff’s comment.

3.	Please revise your Summary to disclose that the Shares have been trading at a substantial premium in recent periods and quantify the extent thereof.

Response: The Sponsor has revised the disclosure on page 4 in the Summary of Exhibit 99.1 to Amendment No. 1 in response to the Staff’s comment.

4.

We note your disclosure that, at this time, the Sponsor is not operating a redemption program for the Shares. We further note your disclosure that the value of the Shares may not reflect the value of the Trust’s Digital Asset Holdings per Share because the Trust does not currently operate a redemption program and may, from time to time, halt Share creations. Please revise to explain why you are not operating a redemption program. Please revise to clarify how the lack of a redemption program affects the value of the Shares. In addition, please revise to clarify whether you intend to operate a redemption program in the future. To the extent you intend to operate a redemption program in the future, please revise to explain the impact that a redemption program will have on the value at which the Shares trade as compared to the value at which they trade without a redemption program and as compared to the value of ETH held by the Trust. Please also explain the circumstances under which you would halt creations.

Response: The Sponsor has revised the disclosure on pages 3-5, 24-25, 66-67 and 73 of Exhibit 99.1 to Amendment No. 1 in response to the Staff’s comment.

5.

We note your disclosure in the Summary section that the value of the Shares may not reflect the value of the Trust’s Digital Asset Holdings per Share because the Trust does not currently operate a redemption program and may, from time to time, halt Share creations. We also note your disclosure elsewhere that the value of the Shares may not approximate the value of the Trust’s Digital Asset Holdings per Share due to:

•	price volatility, trading volume and closings of Digital Asset Exchanges due to fraud, failure, security breaches or otherwise, as disclosed on the cover page;

•	the holding period under Rule 144, as disclosed on page 24; and

•	the non-current trading hours between OTCQX and the Digital Asset Exchange Market, as disclosed on page 25.

Please revise throughout to clearly and consistently explain why the Shares trade at a substantial premium over the value of the Trust’s Digital Asset Holdings per Share.

Response: The Sponsor has revised the disclosure on the cover page and pages 4, 66-67 and 73 of Exhibit 99.1 to Amendment No. 1 in response to the Staff’s comment.

Risk Factors, page 9

6.

Please revise your Risk Factor disclosure to address the specific impact of current events on the Trust. In addition, and as applicable, please update your hypothetical disclosures in light of such events and explain how they could affect an investment in the Shares.

Response: The Sponsor has revised the disclosure on pages 23-24 of Exhibit 99.1 to Amendment No. 1 in response to the Staff’s comment.

7.

Please revise to include a risk factor that describes the effect on investors who purchase in the secondary market of the Shares trading at a substantial premium over the Digital Asset Holdings per Share.

Response: The Sponsor has revised the disclosure on page 25 of Exhibit 99.1 to Amendment No. 1 in response to the Staff’s comment.

Digital assets such as ETH were only introduced within the past decade... Digital assets represent a new and rapidly evolving industry..., page 9

8.

We note that some of the bullet points in these risk factors appear to present distinct risks that should be addressed in separate risk factors. To the extent any bullets present distinct material risks, please break them out into separate risk factors specifically discussing their risk to your business.

Response: The Sponsor has revised the disclosure on pages 11-18 of Exhibit 99.1 to Amendment No. 1 in response to the Staff’s comment.

The Trust faces risks related to the novel coronavirus (COVID-19) outbreak..., page 18

9.	We note your disclosure under this heading regarding the impact of COVID-19 on global financial markets in both the short and long term. In this regard, we note your disclosure that:

•

while the magnitude of the impact of the COVID-19 outbreak on the Trust’s digital assets remains uncertain, the “continued spread of COVID-19 and the imposition of related public health measures . . . have resulted in, and will continue to result in, increased volatility and uncertainty in the Digital Asset Markets;” and

•

you rely on third party service providers to perform certain functions essential to the operation of the Trust, and any disruptions related to the COVID-19 outbreak “could have an adverse impact on the Trust’s ability to access critical services and would be disruptive to the operation of the Trust.”

Please revise to address any material impact COVID-19 has had upon the demand for digital assets generally, as well as the value of, and demand for, the digital assets held by the Trust. Please also disclose any known or reasonably likely effects of COVID-19 upon the operations of the Trust, the Sponsor and any third party service providers.

Response: The Sponsor has revised the disclosure on pages 23-24 of Exhibit 99.1 to Amendment No. 1 in response to the Staff’s comment.

The Index Price used to calculate the value of the Trust’s ETH may be volatile..., page 20

10.	Please revise this risk factor to provide illustrative examples regarding the volatility of the Index Price, and the price of ETH generally, in recent periods.

Response: The Sponsor has revised the disclosure on page 22 of Exhibit 99.1 to Amendment No. 1 in response to the Staff’s comment.

Description of the Shares

Recent Sales of Unregistered Shares, page 79

11.

Please provide us your analysis of the facts and circumstances as relevant to ascertain whether the private placement investors purchased the Shares with investment intent and not a view to distribute. In this regard, please tell us any factors that you considered in determining the investment intent of the purchasers, in addition to obtaining a written representation regarding investment intent. Please also tell us the nature of any material relationships which the investors had with the registrant either in connection with or in addition to the private placements. Please tell us how many Shares continue to be held by the original private placement investors and, for those Shares that have been transferred, describe any steps the Trust or the Sponsor engaged in to ensure the transfers were done in compliance with the federal securities laws.

Response: The Sponsor advises the Staff that the Sponsor receives from each investor that purchases Shares from the Trust in the private placement representations that such investor is purchasing Shares for its own account and for investment purposes and not for resale, distribution or fractionalization in whole or in part. In addition, investors are advised that the Shares are restricted securities that are subject to transfer restrictions that as of the date of this letter require them to hold the Shares for at least one year from the date they were acquired (in accordance with Rule 144(d)(1) under the Securities Act). In addition, the Trust Agreement governing the Shares contains a restriction on transfer, such that in order to sell Shares purchased in the private placement, Shareholders must receive prior approval from the Sponsor. Finally, investors are informed that the Sponsor is not operating a redemption program and has no intention of operating a redemption program at this time, and that as a result of all of these factors, investors should consider an investment in the Shares to be an illiquid investment and should invest only if prepared to hold the Shares indefinitely. The Sponsor believes these affirmative representations, the requirement to hold Shares for one year and the lack of a redemption mechanism are important factors in demonstrating that investors that have purchased Shares from the Trust in the past bore the risk of their investment and in determining investment intent.

With respect to relationships between the Trust and investors, investors in the Trust may invest in the Sponsor’s other investment vehicles, which are affiliates of the Trust, from time to time. Affiliates of the Sponsor and Trust may also invest in the Trust from time to time. In addition, investors may have a pre-existing relationship with the Authorized Participant by being a trading counterparty of the Authorized Participant and/or have a pre-existing relationship with an affiliate of the Authorized Participant by being a borrowing or lending counterparty of such affiliate of the Authorized Participant. No other pre-existing relationship exists between investors in the Trust and the Trust itself or the Sponsor, other than in the ordinary course of business.

With respect to the steps the Sponsor takes to ensure that transfers are done in compliance with the federal securities laws, the Sponsor first notes that all Shares are issued by the Trust with a legend stating that the Shares are restricted within the meaning of Rule 144 of the Securities Act and may not be resold unless they are registered with the SEC or are resold in transactions that are exempt from the registration requirements of the Securities Act. Shares are held primarily in book-entry form by the Transfer Agent with the restrictive legends appearing on its the books and records. A small number of Shares that bear the restrictive legend are also held in certificated form.

Private placement investors may not transfer their Shares until the Transfer Agent has removed the restrictive legend. Before removing the restrictive legend, the Transfer Agent requires an instruction letter from counsel to the Trust and the written consent of the Sponsor. Before providing its consent to remove the legend, the Sponsor confirms that the conditions under Rule 144 of the Securities Act have been satisfied, including that the Shares have been held for at least one year from the date they were acquired, as determined by the Sponsor by examining the executed subscription agreements and books and records of the Transfer Agent.

Upon confirming that the conditions under Rule 144 of the Securities Act have been satisfied, the Sponsor issues a Rule 144 representation letter and a consent to transfer the Shares under the Trust Agreement to its counsel, Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C. Counsel then delivers an instruction letter to the Transfer Agent requesting the removal of the restrictive legends in compliance with Rule 144 and the Sponsor provides its consent to the Transfer Agent to remove the restrictive legend. After removal of the legend, private placement investors typically transfer their Shares via the direct registration system and hold them in street name at their brokerage account, at which point the Sponsor is unable to determine whether or not such investor continues to hold its Shares. The Sponsor can therefore only determine the number of Shares held in restricted form that are directly registered to such investor on the books and records of the Transfer Agent and the number of freely tradable Shares under Rule 144 held in street name. As of March 31, 2020, 10,775,288 Shares were restricted and registered to investors on the books and records of the Transfer Agent and 493,812 Shares were freely tradable under Rule 144 and held in street name.

Transfer Restrictions, page 81

12.

We note your disclosure that after the Trust has been subject to the reporting requirements of Section 13 under the Exchange Act for a period of 90 days, the minimum holding period under Rule 144 will be reduced from one year to six months. Please revise your disclosure throughout the document as appropriate to explain the effects of a shortened holding period.

Response: The Sponsor has revised the disclosure on pages 4 and 24 of Exhibit 99.1 to Amendment No. 1 in response to the Staff’s comment.

Certain U.S. Federal Income Tax Consequences, page 105

13.

We understand that your tax status as a grantor trust is dependent on the trust holding a single asset at the time of share creations. Please confirm that our understanding is correct, tell us whether any digital assets created via forks or airdrops have been disposed of via your prospective abandonment notice and also address the following:

•

Confirm that any digital assets created via forks and airdrops that have not been distributed to shareholders did not have significant value at the time the fork or airdrop occurred and do not currently hold significant value.

•	Clarify for us whether it is your position that issuing a prospective abandonment notice for digital assets received via forks or airdrops is sufficient to protect your tax status as a grantor trust.

•

Confirm that your historical financial statements would not be materially different if in fact use of your prospective abandonment notice to dispose of digital assets did not meet the derecognition requirements of US GAAP.

Response: The Sponsor confirms that, because Share creations are effected solely through contributions of ETH to the Trust, the Trust’s status as a grantor trust for U.S. federal income tax purposes is dependent on the Trust’s holding no asset other than ETH at the time of each Share creation. The Trust has delivered to the Custodian a written notice stating that it is irrevocably abandoning, immediately prior to the time at which it creates any Shares, any Incidental Rights or IR Virtual Currency to which it would otherwise be entitled as of such time, and the Custodian has counter-signed this notice (the “Prospective Abandonment Notice”). The Sponsor confirms that forks and airdrops with respect to ETH have occurred during the period in which the Trust’s Prospective Abandonment Notice has been in effect and, accordingly, that the Prospective Abandonment Notice has been applied to resulting Incidental Rights that were not distributed to shareholders.

The Sponsor confirms that Incidental Rights that have not been distributed to shareholders did not have significant value at the time the fork or airdrop occurred and that digital assets of the type and quantum corresponding to those Incidental Rights currently do not have significant value.

The Sponsor further confirms that it is the Trust’s position that the Prospective Abandonment Notice is sufficient to prevent the Trust from being treated for U.S. federal income tax purposes as holding assets other than ETH at the time of any Share creation and therefore is sufficient to prevent the Trust from losing its status as a grantor trust for U.S. federal income tax purposes in connection with the creation of Shares.

The Sponsor evaluated, and intends to continue to evaluate, Incidental Rights and IR Virtual Currency arising from forks and airdrops that were subject to a prospective abandonment. The Sponsor determined that any Incidental Rights and IR Virtual Currency that have arisen in the past in connection with forks, airdrops or other similar events are currently immaterial and were immaterial to any previously issued financial statements. For this assessment, the Sponsor looked to SEC Staff Accounting Bulletin No. 99 (SAB 99), Materiality (codified in ASC 250-10-S99), which requires both a qualitative and quantitative assessment of materiality.

* * *

Please do not hesitate to contact me at 212-450-4733 or hillary.coleman@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Hillary Coleman

Hillary Coleman

cc:	Joseph A. Hall, Davis Polk & Wardwell, LLP
Barry E. Silbert Chief Executive Officer, Grayscale Investments, LLC